UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*


                                   ONEIDA LTD
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)

                                    682505102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

(X)Rule 13d-1(b)

__ Rule 13d-1(c)

__ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing onthis form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  682505102

1. Names of Reporting Persons: National Rural Electric Cooperative Association I.R.S. Identification Nos. of above persons (entities only): 53-0116154

2.    Check the Appropriate Box if a Member of a Group:  N/A

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Arlington, VA

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.    Sole Voting Power:  0

6.    Shared Voting Power:  0

7.    Shared Dispositive Power:  0

8.    Shared Dispositive Power:  0

9.    Aggregate Amount Beneficially Owned by Each Report Person:  0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not applicable.

11.   Percent of Class Represented by Amount in Row (9):  0

12.   Type of Reporting Person:  EP

Item 1      (a)   Name of Issuer:  ONEIDA LTD

            (b)   Address of Issuer's Principal Executive Offices:

                  163-181 Kenwood Avenue
                  Oneida, New York,  13421-2899

Item 2      (a)   Name of Person Filing:

			National Rural Electric Cooperative Association

            (b)   Address of Principal Business Office or, if none, Residence

			4301 Wilson Blvd.
			Arlington, VA  22203

            (c)   Citizenship:

                  Commonwealth of Virginia - National Rural Electric Cooperative Association

            (d)   Title of Class of Securities:

			Common

            (e)   CUSIP Number:

			682505102

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) or (c) is:

            (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4	Ownership

            (a)  Amount beneficially owned:  0

            (b)  Percent of class:  0

            (c)  Number of shares as to which the person has:

                   (i)  Sole power to vote or direct the vote:  0
                  (ii)  Shared power to vote or to direct the vote:  0
                 (iii)  Sole power to dispose or to direct the disposition
                        of:  0
                  (iv)  Shared power to dispose or to direct the disposition of :  0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X).

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable.

Item 7	Identification and Classification of the Subsidiary Which
            Acquired the Security Being Report on By the Parent Holding
            Company

			Not applicable.

Item 8	Identification and Classification of Members of the Group

			Not applicable.

Item 9	Notice of Dissolution of Group

	 		Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2007
	(date)


/s/ Peter R. Morris
	(Signature)


Peter R. Morris, Vice President and Chief Investment Officer
 	(Name/Title)